UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-35234

BLUE WOLF MONGOLIA HOLDINGS CORP.

Suite 409, Central Tower

2 Sukhbaatar Square, Sukhbaatar District 8

Ulaanbaatar 14200, Mongolia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

Blue Wolf Mongolia Holdings Corp. (the “Company”) is currently subject to the foreign private issuer rules and, as such, the Company is not required to file Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”).   However, pursuant to the requirements of the NASDAQ Capital Market, the Company is furnishing to the SEC, under cover of this Form 6-K, the unaudited financial statements and certain other information that would have been included by the Company in a Form 10-Q for the six months ended December 31, 2012, had it been required to file a report on Form 10-Q for that period.

Financial Statements

Unaudited financial statements for the six months ended December 31, 2012 and 2011, for the period from March 11, 2011 (date of inception) to December 31, 2011 and for the period from March 11, 2011 (date of inception) to December 31, 2012 are included as Exhibit 99.1 to this Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. These statements are based on the beliefs of, as well as assumptions made by, our management and information currently available to us and reflect our current view concerning future events. As such, they are subject to risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: our ability to consummate a successful business combination; uncertainty of capital resources; the speculative nature of our business; delisting of our securities from the NASDAQ Capital Market or an inability to have our securities listed on the NASDAQ Capital Market following a business combination; our ability to successfully implement new strategies; present and possible future governmental regulations; operating hazards; competition; the loss of key personnel; any of the factors in the “Risk Factors” section of our annual report on Form 10-K; other risks identified in this Form 6-K; additional risks and uncertainties that are discussed in the Company’s reports filed and to be filed with the SEC and available at its website at www.sec.gov, and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. We assume no obligation and do not intend to update these forward-looking statements, except as required by law.

 Overview

We are a blank check company incorporated as a British Virgin Islands business company with limited liability (meaning the public shareholders have no liability, as members of the Company, for the liabilities of the Company) formed for the purpose of acquiring, engaging in share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or assets. We intend to effectuate our initial business combination using cash from the proceeds of our initial public offering (“IPO”) and the private placement of the sponsor warrants, our shares, debt or a combination of cash, shares and debt.

Results of Operations

For the six month period ending December 31, 2012, our efforts were limited to activities relating to identifying and evaluating prospective acquisition candidates. We have not generated any revenues, other than interest income earned on the proceeds held in our trust account. As of December 31, 2012, $80,249,043 was held in the trust account (including $2.415 million of deferred underwriting discounts and commissions, $3.125 million from the sale of the sponsor warrants and $11,543 in accrued interest) and we had cash outside of trust of $67,794. Up to $800,000 in interest income on the balance of the trust account (net of taxes payable) may be available to us to fund our working capital requirements. The current low interest rate environment may make it more difficult for us to have sufficient funds available to structure, negotiate or close our initial business combination. Through December 31, 2012, the Company had not withdrawn any funds from interest earned on the trust proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of our IPO in the event of a business combination.

For the six months ended December 31, 2012, we had net income of $3,587,986 ($203,776 of expenses, $3,787,167 of gain from the change in fair value of warrant liability and $4,595 of interest income). For the period from March 11, 2011 (date of inception) through December 31, 2012, we had net income of $4,858,791 ($772,419 of expenses, $5,619,667 of gain from the change in fair value of warrant liability and $11,543 of interest income). At December 31, 2012, our funds in the trust account are invested directly in U.S. government bills with a maturity of 180 days or less. See Note 5 to the interim financial statements included in Exhibit 99.1 of this report for further information about the warrant liability.

Liquidity and Capital Resources

We consummated our IPO of 8,050,000 units on July 20, 2011 (including the underwriters’ exercise of their over-allotment option in full). Simultaneously with the consummation of the IPO, we consummated the private sale to our Sponsor of 4,166,667 sponsor warrants at $0.75 per warrant (for an aggregate purchase price of $3,125,000). We received net proceeds from our IPO and private placement of sponsor warrants of approximately $80,237,500 (including the deferred portion of the underwriting commission of $2.415 million), net of the non-deferred portion of the underwriting commissions of approximately $2.013 million, other offering costs of approximately $665,000 and cash deposited outside of our trust account. As of December 31, 2012, we had cash of $67,794 in a bank account, held outside of our trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business transaction and other general corporate uses.

We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital we may need to identify one or more target businesses, conduct due diligence and complete our initial business combination, as well as to pay any taxes that we may owe. As described elsewhere in this Form 6-K, the amounts in the trust account may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The current low interest rate environment may make it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligence, structure, negotiate and close our initial business combination. If we are required to seek additional capital, we would need to borrow funds from our Sponsor or management team to operate or may be forced to liquidate. Neither our Sponsor nor our management team is under any obligation to advance funds to us in such circumstances. Any such loans would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account.

For the period from July 20, 2011 (consummation of our IPO) through December 31, 2012, we disbursed an aggregate of approximately $660,000 out of the proceeds of our IPO not held in trust, for legal, accounting and other expenses relating to our SEC reporting obligations, general corporate matters and miscellaneous expenses.

Recent Events

On March 18, 2013, the Company entered into a Memorandum of Understanding (“MOU”) with Li3 Energy, Inc. (“Li3”). Pursuant to the MOU, a wholly-owned subsidiary of the Company will merge with and into Li3 and Li3’s shareholders will receive one ordinary share for every 250 Li3 shares they own upon the consummation of the transaction. In connection with the MOU, the Company convened a meeting of shareholders to obtain shareholder approval to: (i) amend and restate the Company’s memorandum and articles of association (the “Charter”) to extend the date by which the Company must consummate its initial business combination from April 20, 2013 to July 22, 2013, (ii) amend and restate the Charter to remove the requirement that the Company acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the Trust Account and (iii) amend the Investment Management Trust Agreement (the “IMTA”), by and between the Company and Continental Stock Transfer & Trust Company entered into at the time of our IPO governing the IPO funds held in the trust account (the “Trust Account”) to: (a) permit the withdrawal and distribution of an amount, not to exceed an aggregate of $69,854,955, from the Trust Account to those persons holding ordinary shares comprising part of the units sold in the IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Company’s tender offer and (b) extend the date on which to liquidate the Trust Account in accordance with the IMTA Agreement to July 22, 2013. On April 15, 2013, shareholders of the Company approved each of the foregoing items.

In connection with the MOU, the Company commenced a tender offer for its ordinary shares to purchase up to 7,006,515 shares issued in the IPO for $9.97 a share for a total of up to $69,854,955. The tender offer expired on April 16, 2013 and a total of 5,794,119 Ordinary Shares were validly tendered and not withdrawn for a total purchase price of approximately $57.8 million, excluding fees and expenses related to the tender offer. Upon the closing of the tender offer, approximately $22.4 million remained in the trust account.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than a monthly fee of $10,000 payable to Blue Wolf MHC Ltd., our sponsor, for office space, utilities, secretarial and administrative services.

We began incurring these fees on July 15, 2011 (the date the Company’s securities were first listed on the NASDAQ Capital Market) and will terminate upon the earlier of (i) the consummation of an Initial Business Combination or (ii) the liquidation of the Company. We had a net balance outstanding of $20,000 for unpaid fees as of December 31, 2012.

Recent Accounting Pronouncements

We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices and other market driven rates or prices. We are not presently engaged in and, if we do not consummate a suitable business combination prior to the prescribed liquidation date of the trust account, we may not engage in, any substantive commercial business. Accordingly, we are not and, until such time as we consummate a business combination, we will not be, exposed to significant risks associated with foreign exchange rates, commodity prices, equity prices or other market driven rates or prices. The net proceeds of our IPO held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Given our limited risk in our exposure to government securities and money market funds, we do not view the interest rate risk to be significant.

LEGAL PROCEEDINGS

None

RISK FACTORS

Factors that could cause our actual results to differ materially from those in this Report are any of the risks described in our Annual Report on Form 10-K/A for the fiscal year ended February 29, 2012, as filed with the SEC. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

As of the date of this Form 6-K, there have been no material changes to the risk factors disclosed in our Form 10-K/A for the fiscal year ended February 29, 2012, as filed with the SEC, except we may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None

DEFAULTS UPON SENIOR SECURITIES

None

OTHER INFORMATION

None

EXHIBITS

99.1	Financial statements for the six month periods ended December 31, 2012 and 2011, for the period from March 11, 2011 (date of inception) to December 31, 2011 and for the period from March 11, 2011 (date of inception) to December 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

May 20, 2013

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Name: Lee Kraus
Title: Chief Executive Officer